UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 3.8%

FOR JULY 2006

Guadalajara, Jalisco, Mexico, August 10, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of July 2006 compared to traffic figures for July 2005.

During July 2006, total terminal passenger traffic increased 3.8% compared to the previous year, driven by domestic as well as international passenger traffic, which grew 3.8% and 3.7%, respectively.

It is important to mention that for July 2006 total as well as domestic terminal passenger volume at the Company’s airports have reached maximum historical levels. It is also worth noting that in terms of international traffic, of the 6 times that GAP has reached historical levels, 4 have occurred during 2006, including the month of July. In terms of total terminal passenger traffic, of the 6 times GAP has reached record levels, 4 have also occurred in 2006, including the month of July. Therefore, terminal passenger traffic at GAP’s airports for the first seven months of 2006 is at maximum historical levels.

The factors that continue to drive this growth are mainly:

•	The number of seats previously served by Aerocalifornia are increasingly being covered by other airlines
•	A higher number of frequencies by the low cost carriers (LCC’s)

Compared to July 2005, domestic terminal passenger traffic registered a net increase of 43.9 thousand passengers, mainly driven by the passenger traffic growth at the Guadalajara, Tijuana, Los Cabos, Bajio and Puerto Vallarta airports. The airports with the most notable increases were Guadalajara with 41.9 thousand passengers, Tijuana with 14.3 thousand passengers, Los Cabos with 11.5 thousand passengers, Bajio with 6.9 thousand passengers and Puerto Vallarta with 3.2 thousand passengers (increasing by 77.8 thousand domestic passengers traveling among the aforementioned airports compared to July 2005). In the cases of Guadalajara, Bajio and Tijuana the increase was largely due to the initiation of new routes operated by the LCC’s (Interjet, Volaris, Alma, Click and Avolar), and in the case of Los Cabos and

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Puerto Vallarta, the increase was due to the rising popularity of GAP’s tourist destinations, and in the case of Los Cabos, by the initiation of operations by Interjet at this airport.

It is also worth mentioning that in the case of the Bajio airport, growth for July 2006 (11.0% compared to July 2005) ends the negative trend that has been the case on a monthly basis during 2006. The Tijuana airport also experienced an increase in traffic during July 2006 after decreases in both May and June, driven by the following: i) the initiation of the Tijuana-Los Mochis route by Avolar, which commenced operations in May, and was clearly reflected during the months of June and July, ii) the initiation of the Tijuana-Los Mochis-Puebla route by Alma during the second week of July with approximately 350 weekly seats (during 2005 the Tijuana-Los Mochis route was an exclusive Aerocalifornia route with 525 weekly seats serving a total of 36,424 passengers during 2005 -- and is currently receiving coverage of 115% -- that is 254 weekly available seats offered by Avolar in June plus approximately 350 weekly available seats offered by Alma), iii) initiation of the Tijuana-Monterrey-Toluca route with 6 weekly frequencies by Volaris, and iv) the Tijuana-Toluca-Cancún route with 7 weekly frequencies by Volaris, which initiated the last three routes during the second week of July.

Additionally, it is important to mention that in July, Alma initiated the Guadalajara-La Paz route, while Volaris initiated the Guadalajara-Toluca-Cancún route, among others.

At the same time GAP experienced declines in domestic terminal passenger traffic at the Aguascalientes airport with a decrease of 0.6 thousand passengers, Hermosillo with 10.9 thousand passengers, La Paz with 7.1 thousand passengers, Los Mochis with 4 thousand passengers, Morelia with 4.7 thousand passengers, Mexicali with 6 thousand passengers and Manzanillo with 0.6 thousand passengers, representing a total decline of 33.9 thousand domestic terminal passengers in the abovementioned airports compared to July 2005. In the cases of the La Paz, Los Mochis and Hermosillo airports, the effect was largely the result of the suspension of certain routes served exclusively or predominantly by Aerocalifornia, and have yet to received total coverage by other airlines. Compared to June 2005, the Tijuana-Los Mochis route is now covered 115% in contrast to only 50.2% at the close of June 2006.

In terms of international traffic, the highest increases were observed at the Guadalajara airport, with 11.7 thousand passengers, representing a 4.7% increase compared to July 2005, Los Cabos with 11.3 thousand passengers, a 6.1% increase compared to July 2005, and Puerto Vallarta with 7 thousand passengers, an increase of 4.5% compared to July 2005. The growth at the Guadalajara airport corresponds to routes to and from Los Angeles, while the increases at Puerto Vallarta and Los Cabos remained in line with the trend observed and continued to be driven primarily by tourists from the United States and Canada.

Furthermore, the decrease in international terminal passenger traffic at the La Paz, Hermosillo and Manzanillo airports was due to the stoppages in the following routes previously operated by Aerocalifornia, La Paz-Los Ángeles, Hermosillo-Los Ángeles and Manzanillo-Los Ángeles.

Domestic Terminal Passengers (in thousands):

Airport	July-05	July-06	% Change	Jan-Jul 05	Jan-Jul 06	% change
Guadalajara	322.3	364.2	13.0%	2,017.4	2,198.0	9.0%
Tijuana	367.6	381.9	3.9%	2,014.1	2,056.9	2.1%
Puerto Vallarta	66.2	69.4	4.8%	327.9	375.6	14.6%
Los Cabos	54.8	66.3	20.9%	224.0	320.9	43.3%
Hermosillo	96.7	85.8	-11.3%	658.8	621.9	-5.6%
Bajio	62.8	69.8	11.1%	376.3	363.2	-3.5%
Morelia	35.8	31.2	-13.0%	214.0	181.6	-15.1%
Mexicali	55.4	49.4	-10.9%	326.1	299.2	-8.3%
La Paz	44.5	37.5	-15.9%	243.6	218.2	-10.4%
Aguascalientes	22.5	21.9	-2.8%	143.8	150.8	4.9%
Manzanillo	10.9	10.3	-5.8%	66.1	72.4	9.6%
Los Mochis	19.9	15.9	-20.1%	115.5	95.9	-17.0%
Total	1,159.5	1,203.5	3.8%	6,727.6	6,954.6	3.4%

International Terminal Passengers (in thousands):

Airport	July-05	July-06	% Change	Jan-Jul 05	Jan-Jul 06	% change
Guadalajara	247.3	258.9	4.7%	1,243.3	1,428.5	14.9%
Tijuana	1.4	1.8	25.0%	6.9	8.3	20.2%
Puerto Vallarta	157.3	164.3	4.5%	1,411.2	1,577.0	11.7%
Los Cabos	185.5	196.8	6.1%	1,246.8	1,434.7	15.1%
Hermosillo	9.9	7.4	-25.3%	70.9	61.0	-13.9%
Bajio	53.2	56.0	5.2%	275.0	295.7	7.5%
Morelia	35.4	33.7	-4.9%	179.1	182.4	1.8%
Mexicali	0.3	0.3	-12.3%	1.5	2.2	43.7%
La Paz	4.1	1.2	-69.3%	25.0	17.7	-29.5%
Aguascalientes	13.9	17.4	24.9%	68.9	78.1	13.4%
Manzanillo	6.4	4.2	-34.3%	86.3	87.8	1.8%
Los Mochis	1.0	0.4	-63.4%	6.4	4.4	-31.6%
Total	715.7	742.3	3.7%	4,621.5	5,177.8	12.0%

Total Terminal Passengers (in thousands):

Airport	July-05	July-06	% change	Jan-Jul 05	Jan-Jul 06	% change
Guadalajara	569.6	623.1	9.4%	3,260.7	3,626.5	11.2%
Tijuana	369.0	383.6	4.0%	2,021.1	2,065.2	2.2%
Puerto Vallarta	223.5	233.8	4.6%	1,739.0	1,952.6	12.3%
Los Cabos	240.3	263.1	9.5%	1,470.8	1,755.7	19.4%
Hermosillo	106.6	93.2	-12.6%	729.7	683.0	-6.4%
Bajio	116.1	125.8	8.4%	651.4	658.9	1.2%
Morelia	71.3	64.9	-9.0%	393.1	364.0	-7.4%
Mexicali	55.7	49.6	-10.9%	327.7	301.4	-8.0%
La Paz	48.6	38.7	-20.3%	268.6	235.9	-12.2%
Aguascalientes	36.5	39.3	7.8%	212.7	228.9	7.6%
Manzanillo	17.3	14.4	-16.3%	152.4	160.2	5.2%
Los Mochis	20.9	16.2	-22.2%	121.9	100.2	-17.8%
Total	1,875.2	1,945.8	3.8%	11,349.0	12,132.5	6.9%

Low-Cost Carriers

At the close of July 2006, the weekly schedule operated by low-cost carriers increased by 150 new frequencies compared to June 2006 (mainly due to 94 additional frequencies by Alma, distributed among the La Paz, Los Mochis, Tijuana and Guadalajara airports). As a result, the company has a total of 389 departure frequencies, with 25 routes served by these types of carriers.

In July, a total of approximately 280 thousand passengers were transported by low cost carriers (Interjet, A Volar, Volaris, Alma and Click), representing 23.29% of domestic passenger traffic for the month.

Descripción de la Compañía:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) opera doce aeropuertos a lo largo de la región pacífico de México, incluyendo las principales ciudades como Guadalajara y Tijuana, cuatro destinos turísticos en Puerto Vallarta, Los Cabos, La Paz y Manzanillo además de otras seis ciudades medianas tales como Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali y Los Mochis. En febrero 2006, las acciones de GAP fueron enlistadas en la Bolsa de Valores de Nueva York bajo el símbolo de “PAC” y en la Bolsa Mexicana de Valores bajo el símbolo de “GAP”.

Este comunicado de prensa puede contener en las declaraciones ciertas estimaciones. Estas declaraciones son hechos no históricos, y se basan en la visión actual de la administración de GAP de las circunstancias económicas futuras, de las condiciones de la industria, el desempeño de la compañía y resultados financieros. Las palabras “anticipada”, “cree”, “estima”, “espera”, “planea” y otras expresiones similares, relacionadas con la Compañía, tienen la intención de identificar estimaciones o previsiones. Las declaraciones relativas a la declaración o el pago de dividendos, la implementación de la operación principal y estrategias financieras y los planes de inversión de capital, la dirección de operaciones futuras y los factores o las tendencias que afectan la condición financiera, la liquidez o los resultados de operaciones son ejemplos de estimaciones declaradas. Tales declaraciones reflejan la visión actual de la gerencia y están sujetas a varios riesgos e incertidumbres. No hay garantía que los eventos esperados, tendencias o resultados ocurrirán realmente. Las declaraciones están basadas en varias suposiciones y factores, inclusive las condiciones generales económicas y de mercado, condiciones de la industria y los factores de operación. Cualquier cambio en tales suposiciones o factores podrían causar que los resultados reales difieran materialmente de las expectativas actuales.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: August 10, 2006